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             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                          FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required effective October 7, 1996]

For the fiscal year ended December 31, 1997.

                              OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition report period from ________________ to ________________.



              Commission File number   1-14194



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       MORRISON HEALTH CARE, INC. SALARY DEFERRAL PLAN

B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                 Morrison Health Care, Inc.
                    1955 Lake Park Drive
                          Suite 400
                      Smyrna, GA 30080





Exhibit index appears on page 2.

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                        EXHIBIT INDEX




Exhibit
Number         Description
_______        __________________________________________

  13             Annual report to Security-Holders
  23             Consent of Independent Auditors


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                         SIGNATURES


Morrison Health Care, Inc. Salary Deferral Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Morrison Health
Care, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Morrison Health Care, Inc.
                              Salary Deferral Plan
                                     (Name of Plan)



Date:  June 29, 1998                    /s/ Claire L. Arnold
     ---------------                    -----------------------
                                        Claire L. Arnold
                                        Director; Chairman,
                                        Compensation Committee